Filed by Business Objects, S.A. Pursuant to Rule 425
                                            Under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                   Under the Securities Exchange Act of 1934
                                    Subject Company: Crystal Decisions, Inc.
                                              Commission File No.: 000-31859

On July 18, 2003, Business Objects, S.A. and Crystal Decisions, Inc. issued a joint press release. The text of the press release follows.

FOR IMMEDIATE RELEASE
                                       PRESS CONTACT:

                                       Tracy Eiler
                                       BUSINESS OBJECTS
                                       408/953-6031
                                       tracy.eiler@businessobjects.com

                                       Ian Galbraith
                                       CRYSTAL DECISIONS
                                       604/974-2370
                                       ian.galbraith@crystaldecisions.com

                                       INVESTOR CONTACT:

                                       Don Markley
                                       BUSINESS OBJECTS
                                       408/953-6054
                                       don.markley@businessobjects.com

                                       Anne Guimard
                                       BUSINESS OBJECTS
                                       European Investor Relations
                                       +33 1 4125 3919
                                       anne.guimard@businessobjects.com
                                       Caroline Hughes

                                       CRYSTAL DECISIONS
                                       604/974-4832
                                       caroline.hughes@crystaldecisions.com

       BUSINESS OBJECTS ANNOUNCES AGREEMENT TO ACQUIRE CRYSTAL DECISIONS

                   CREATES THE LEADING PROVIDER OF ENTERPRISE

                        BUSINESS INTELLIGENCE SOLUTIONS

SAN JOSE AND PALO ALTO, CALIF. AND PARIS, FRANCE - JULY 18, 2003 - Business Objects, (Nasdaq: BOBJ; Euronext Paris ISIN code FR0004026250 - BOB) and Crystal Decisions, Inc. today announced a definitive agreement under which Business Objects will acquire privately-held Crystal Decisions, the fastest-growing vendor in the business intelligence (BI) market, and the leading provider of enterprise reporting software.

Under the terms of the agreement, Business Objects will issue approximately
26.5 million shares of common stock in respect of outstanding Crystal Decisions common shares and stock options, which will represent approximately 29 percent of the combined company's shares. In addition, Crystal Decisions stockholders will receive an aggregate of $300 million in cash. Based on the closing price of Business Objects' stock on July 17, 2003 the transaction is valued at an aggregate purchase price of approximately $820 million.

This transaction joins two of the strongest-performing companies in enterprise software, with highly complementary products, distribution channels, and talent pools.

The transaction is expected to be accretive to Business Objects' 2004 earnings even prior to considering the impact of expected revenue and cost synergies, but before purchase accounting adjustments. The companies expect to capitalize on significant growth opportunities resulting from complementary products, channels, and geographic presence. The companies also believe there are significant opportunities for operating cost synergies, which are expected to result in pre-tax savings of approximately $25 million for calendar year 2004.

"With this combination, we will seize the opportunity to take a leadership position in the BI market," said Bernard Liautaud, chairman and CEO of Business Objects. "The two companies are not only successful leaders in their space but have extremely complementary businesses, across many dimensions: product capabilities, distribution channels, international coverage, and skillset. Together, we will become the clear choice for organizations looking to standardize on a single BI provider."

CRYSTAL DECISIONS, THE FASTEST GROWING COMPANY IN BUSINESS INTELLIGENCE

Crystal Decisions leads the enterprise reporting segment of the BI market. The company is the fastest-growing vendor in the BI market, having achieved 30% annual growth in 2002. For the twelve months ended March 2003, Crystal Decisions' revenue was $270 million, with an operating margin of 14%.

Crystal Reports, the company's flagship product, has shipped over 14 million licenses and is the most widely used report authoring tool in the market. Crystal Decisions has one of the strongest partner programs in the BI industry with over 350 OEM relationships, including Hyperion, Microsoft, Peoplesoft, and SAP.

"We are delighted at the prospect of joining the Business Objects team, and feel this is a perfect fit from a product, market, and cultural perspective," said Jon Judge, president and chief executive officer, Crystal Decisions, Inc. "In the business intelligence market, size and scale will be key ingredients to long-term success. This combination will accelerate our own plans to better serve our customers by offering a broader product line and becoming a part of the new number one vendor in business intelligence."

STRATEGIC RATIONALE

The combined company will give Business Objects:

      o  Business intelligence market leadership

      o  The strongest, most complete product line

      o  A powerful range of distribution channels

      o  Significant new growth opportunities

BUSINESS INTELLIGENCE LEADERSHIP

The combined company will have:

      o  More than 3800 total employees

      o  More than 500 quota-carrying salespeople

      o More than 1000 customer-facing staff in technical support, education, and professional services

      o  More than 700 alliance partners

      o  More than 16 million licenses

THE STRONGEST AND MOST COMPLETE PRODUCT LINE

By combining the two companies' product lines, Business Objects will be able to meet the needs of all BI users and provide a strong product offering in all BI market categories. The combined product offering will be the strongest and most comprehensive available in the industry today.

Business Objects has long served the "power users" in organizations through its strong ad hoc query, reporting, and analysis capabilities. Business Objects has recently targeted executives with its new dashboard, scorecard, and enterprise performance management (EPM) capabilities, launched earlier this year. Crystal Decisions is the solution of choice for a very large population of report consumers thoughout organizations. Together, the two companies will offer a broad product line that meets the needs of all types of enterprises and all types of users.

POWERFUL RANGE OF DISTRIBUTION CHANNELS

The combined company will benefit from unparalleled strength in distribution and will be able to leverage:

      o Crystal Decisions' more than 350 OEM partners, including Hyperion, Microsoft, PeopleSoft, and SAP

      o  Crystal Decisions' reseller, distributor, and inside sales channels

      o  Both companies' enterprise sales organizations

      o  Business Objects' relationships with major systems integrators

SIGNIFICANT GROWTH OPPORTUNITIES

Business Objects sees several immediate opportunities for growth:

      o Product cross-sell. Cross-selling products between the respective companies' customer bases

      o Geographic penetration. Leveraging respective geographic strengths, in particular, Business Objects' well established presence in Europe, where enterprise reporting is under-penetrated

"We are very excited about becoming the largest shareholder of the combined company," said Dave Roux, a Crystal Decisions board member and co-founder of Silver Lake Partners. "This combination is a powerful one for customers, partners, and employees. I look forward to serving as a board member of Business Objects and working with Bernard Liautaud and the other members of the management team." Mr. Roux is expected to join the Business Objects board of directors.

The transaction is expected to close in the fourth calendar quarter of 2003, and is expected to be tax free to shareholders of both companies with respect to the stock consideration the shareholders receive. The transaction is subject to regulatory reviews and approvals, including under the Hart-Scott-Rodino Act; approval by the shareholders of Business Objects; and certain other customary conditions. Thomas Weisel Partners LLC acted as financial advisor to Business Objects. Goldman, Sachs & Co. acted as financial advisor to Crystal Decisions.

CONFERENCE CALLS

Business Objects and Crystal Decisions will hold two joint conference calls for investors and analysts to discuss the proposed transaction:

      o FOR NORTH AMERICA AND ASIA-PACIFIC: Friday, July 18 at 1:30 PM Pacific time (4:30 PM Eastern time)

      o FOR EUROPE: Monday, July 21 at 9:00 AM Paris time (8:00 AM London time)

The dial-in numbers for the live conference calls are:

      o  FROM USA/CANADA: (800) 399-7988

      o  FROM OVERSEAS: (706) 634-5428

Replays of both calls will be available through Thursday, July 24, 2003. The dial-in numbers for the replays are:

      o  FROM USA/CANADA: (800) 642-1687

      o  FROM OVERSEAS: (706) 645-9291

      o  PASSCODE FOR CALL 1: 1836528

      o  PASSCODE FOR CALL 2: 1836540

Both calls will also be webcast, and an accompanying slide presentation will be available on www.businessobjects.com/investors.

ABOUT BUSINESS OBJECTS

Business Objects is the world's leading provider of enterprise business intelligence (BI) solutions. Business Objects enables organizations to track, understand, and manage enterprise performance. The company's solutions leverage the information that is stored in an array of corporate databases, enterprise resource planning (ERP), and customer relationship management (CRM) systems.

Popular uses of BI include management dashboards and scorecards, enterprise performance management applications, customer intelligence applications, enterprise reporting, financial reporting, and both customer and partner extranets. These solutions enable companies to gain visibility into their business, acquire and retain profitable customers, reduce costs, optimize the supply chain, increase productivity and improve financial performance.

Business Objects provides the industry's most integrated business intelligence suite, called BusinessObjects Enterprise 6. This suite includes the industry's best web query, reporting, and analysis; the most advanced and complete suite of analytic applications; and the best connectivity to packaged applications.

Business Objects has more than 17,500 customers in over 80 countries. The company's stock is publicly traded under the ticker symbols NASDAQ: BOBJ and Euronext Paris (ISIN code FR0004026250-BOB). It is included in the SBF 120 and IT CAC 50 French stock market indexes. Business Objects can be reached at +1-408-953-6000 and www.businessobjects.com.

ABOUT CRYSTAL DECISIONS

Crystal Decisions, a privately held company, is a leading information management software company with more than 14 million licenses shipped. Since 1984, Crystal Decisions has powered winning organizations with one of the fastest ways for employees, partners and customers to access the information they need to make the best decisions and ultimately reduce costs and increase productivity. The Crystal brand is among the most trusted names in enterprise reporting and more than 355 Independent Software Vendors (ISVs) have standardized on Crystal Decision's solutions. Headquartered in Palo Alto, Calif., Crystal Decisions has more than 30 offices worldwide and can be found on the Internet at www.crystaldecisions.com.

                               KEY COMPANY FACTS

FOR THE 12 MONTHS ENDED

3/31/03

(IN MILLIONS)

                               BUSINESS OBJECTS           CRYSTAL DECISIONS

License Revenues                         $237                      $174
Total Revenues                           $466                      $270
Operating Income                          $42                       $38
OPERATING MARGIN                          9%                        14%
Net Income                                $38                       $28
Cash & Cash Equivalents
As of 3/31/03                            $329                       $95



 FORWARD-LOOKING STATEMENTS

This press release and its attachments contains forward-looking statements that involve risks and uncertainties concerning Business Objects' proposed acquisition of Crystal Decisions, Business Objects' expected financial performance (including without limitation as described in the quotations from management in this press release), as well as Business Objects' strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects' ability to successfully integrate Crystal Decisions' operations and employees; Business Objects' ability to transition Crystal Decisions' customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects' and Crystal Decisions' products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects' business and financial results is included in Business Objects' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov, and will be included in Business Objects' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions' Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED ACQUISITION AND WHERE TO FIND IT

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects' Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects' other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects' annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions' President and Chief Executive Officer, and certain of Crystal Decisions' other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge's and Crystal Decisions' other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions' annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

BusinessObjects is a trademark of Business Objects S.A. Other company and product names may be trademarks of the respective companies with which they are associated.

                                      ###

Below please find an e-mail that was sent to employees of Business Objects on July 18, 2003.

Subject line in email: Business Objects Announces Plans to Acquire Crystal Decisions, Inc.

Dear all,

I am very happy to let you know that today Business Objects announced its plans to acquire privately-held Crystal Decisions, Inc. We expect to close the transaction in the course of Q4 2003.

Crystal Decisions is the leader in enterprise reporting and the fastest growing BI vendor in the world, with more than 30% growth in 2002. The company has more than 1700 global employees, 25,000 customers, and 14 million licenses shipped. For the last twelve months ending March 30, 2003, Crystal Decisions revenue was over $280 million. Its flagship product, Crystal Reports, has become the leading enterprise reporting tool in the marketplace, and is one of the most well-known brands in the BI marketplace.

As you all know, Business Objects is the world's leading provider in business intelligence solutions with more than 17,500 customers worldwide, over 450 million dollars of revenue in 2002, and an unparalleled record of growth and profitability.

The combination of these two companies is an industry transforming event and one that considerably strengthens Business Objects in its leadership position in business intelligence. When the transactions closes, the combined company will have more than 736 million in revenue, 3,800 employees, 700 partners, 16 million licenses installed, and 43,000 customers. Business Objects will become the largest player in the field with the highest total revenues and a number 1 revenue position in all the major geographies that we serve.

MARKET DYNAMICS

Today the BI market is highly fragmented, with leaders in different segments. Business Objects is the clear leader in the ad hoc query, reporting, and analysis segment; Crystal Decisions is the clear leader in the enterprise reporting segment. But there is no clear leader of BI overall. The market is demanding one leading vendor to provide a complete product line for all users, from top executives to information consumers. One vendor with the financial performance and global presence of a market leader.

All along, Business Objects vision has been to build the absolute leader in business intelligence, one that can fulfill all analytic requirements of the customer. This acquisition is a step toward Business Objects becoming that leader and delivering on all the demands of the market. We will be the clear choice for organizations looking to standardize on a single BI provider.

THE NEW BUSINESS OBJECTS

Business Objects and Crystal Decisions have extraordinarily complementary businesses:

      o Business Objects products are optimized for the power users and the executives. Crystal Decisions products are optimized for the information consumers.

      o Business Objects has unparalleled presence in Europe. Crystal's strength is essentially in the US.

      o Business Object sales force is strong in the enterprise and we have built a great reseller network. Crystal Decisions has a very successful inside sales function, significant OEM partnerships, and more recently built a strong enterprise sales organization.

      o Business Objects has built strategic alliances with system integrators. Crystal Decisions has build strategic relationships with software vendors like SAP, Microsoft, Peoplesoft and many others.

As a result of this transaction, Business Objects will:

      o  Be the clear revenue leader in business intelligence

      o  Offer the strongest, most complete BI product line

      o  Have an unmatched range of distribution channels

      o  Deliver an unparalleled level of customer value

      o Have significant growth opportunities, specifically through geographic expansion and product cross-selling.

The software market as a whole is consolidating; you have seen the recent developments around Oracle, Peoplesoft, and JD Edwards. Last week, EMC announced the acquisition of Legato and earlier this week, Yahoo announced the acquisition of Overture.

I believe business intelligence will also consolidate in order to provide a better and more consistent value to customers. Business Objects' vision is to lead the movement, not to react to it.

This is an exciting time. And this is a bold move. One that reinforces Business Objects leadership in one of the best segments in enterprise software.

And one of the key reasons we can do this is because you, all the employees of Business Objects, have made it possible. Through your hard work, your leadership, and your commitment to the company, you have given Business Objects the performance and the strength to accomplish this move. You should feel proud of what you have accomplished and excited about the future of a bigger and stronger Business Objects.

Please join me in a conference call I will host for all Business Objects employees on Monday, July 21 at 9:00am Pacific/6:00pm Paris time. Dial in information is below. The conference call will be organized the same way as the WW Employee Conference calls (with large groups gathering in San Jose, Paris, and every other major office). Expect to receive information from the coordinator in your area on how to participate. The press release and an employee Q&A are available on the embassy internal website.

Regards,

Bernard

PLEASE SEE HEREAFTER SOME IMPORTANT NOTES RELATED TO THE PROCESS OF ACQUISITION, AND WHAT WE CAN DO AND NOT DO IN THE COMING MONTHS.

WHAT IS THE PROCESS FOR COMBINING THE COMPANIES?

We have announced our plans to acquire Crystal Decisions. The transaction is subject to approval by anti-trust governmental authorities as well as the Business Objects shareholders. It is expected to close in the mid-Q4 timeframe. During the interim period, United States' federal regulations (known as the Hart-Scott-Rodino Act) prevent the two companies from acting as an integrated company or doing anything that would create that impression until the final close. Specifically, we cannot work as a combined company in any way.

WHAT CAN WE DO?

      o Continue to compete aggressively with all competitors, including Crystal, as if the plan of acquisition had not been announced.

      o Stay focused on our customers and partners - continue building close relationships.

      o  Lead with Business Objects' products and services.

      o Assure customers that all customer commitments made by Business Objects, including contracts and product and services warranties, will be honored according to their terms.

      o Use only the approved materials and guidelines on the Acquisition Communication posted on our Embassy to communicate with and answer questions from customers and partners.

We are also allowed to do integration planning. The first step we have taken was to create an integration office. Jonathan Schoonmaker will be running this function, reporting directly to me. Representatives from all functions will come together with counterparts from Crystal Decisions to work to build a plan for how we integrate the two companies in the future.

WHAT WE CANNOT DO?

      o Speculate on future product offerings, future organizational changes, or business practices.

      o  Contact your counterpart at Crystal or make joint sales calls.

      o  Exchange customer and pricing/cost data.

      o Coordinate pricing, selling, marketing, customer solicitation or competitive-strategy activities

Please remain focused on your work. If you become distracted and stop giving 100% during this period, it will negatively impact our results. We absolutely want to keep momentum going and leverage that momentum following deal closure.

                      EMPLOYEE CONFERENCE CALL INFORMATION



FORWARD-LOOKING STATEMENTS

This email contains forward-looking statements that involve risks and uncertainties concerning Business Objects' proposed acquisition of Crystal Decisions, Business Objects' expected financial performance, as well as Business Objects' strategic and operational plans. Actual events or results may differ materially from those described in this email due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects' ability to successfully integrate Crystal Decisions' operations and employees; Business Objects' ability to transition Crystal Decisions' customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects' and Crystal Decisions' products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects' business and financial results is included in Business Objects' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov, and will be included in Business Objects' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions' Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this email.

ADDITIONAL INFORMATION ABOUT THE PROPOSED ACQUISITION AND WHERE TO FIND IT

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects' Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects' other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects' annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions' President and Chief Executive Officer, and certain of Crystal Decisions' other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge's and Crystal Decisions' other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions' annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions' other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

###